UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Clearfield, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	000-16106	41-1347235
State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7050 Winnetka North, Suite 100 Brooklyn Park, Minnesota	55428
(Address of principal executive offices)	(Zip Code)

Daniel Herzog (763) 476-6866
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Clearfield, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.

Conflict Minerals Disclosure

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.  A copy of the Conflict Minerals Report of Clearfield, Inc. is attached as Exhibit 1.01 to this Form SD and is publicly available at http://www.clearfieldconnection.com/legal/conflictminerals.php.

Any reference in this Form SD or the attached Conflict Minerals Report to the Company’s corporate website, and the contents thereof, is provided for convenience only; such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibit

Exhibit 1.01 Clearfield, Inc. Conflict Minerals Report for 2015 as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEARFIELD, INC.

/s/ Daniel Herzog	May 27, 2016
By: Daniel Herzog, Chief Financial Officer	Date